SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 1998

                          Commission File Number 1-3939




                 Kerr-McGee Corporation Savings Investment Plan

                            (full title of the Plan)



                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee:


         We have audited the accompanying Statement of Net Assets Available for Benefits of the KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN (the Plan) as of December 31, 1998 and 1997, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in the net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998, and the supplemental Schedule of Reportable Transactions for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                      (ARTHUR ANDERSEN LLP)
                                                       ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
June 16, 1999


                                          KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                        December 31, 1998
                                                     (Thousands of dollars)


                                                                                                    Putnam  Putnam
                                                                  Putnam   Putnam           Putnam  Bal-    Conser-
                                Kerr-           Putnam            Growth   Interna- Putnam  Growth  anced   vative
                                McGee   Putnam  Stable   Putnam      &     tional    S&P    Port-   Port-   Port-
                                Stock   Income  Value    Vista    Income   Growth    500    folio   folio   folio   Loan
                                Fund     Fund    Fund     Fund     Fund     Fund     Fund   Fund    Fund    Fund    Account  Total
                               -------  ------  -------  ------   -------  -------- ------  ------  ------  ------- -------  ------

ASSETS:
 Investments, at fair value:
  Kerr-McGee Corporation
   Common Stock                $38,580  $       $        $        $        $        $       $       $       $       $       $ 38,580
  Putnam Income Fund                     1,789                                                                                 1,789
  Putnam Stable Value Fund                       17,486                                                                       17,486
  Putnam Vista Fund                                       26,209                                                              26,209
  Putnam Growth and
   Income Fund                                                     31,255                                                     31,255
  Putnam International
   Growth Fund                                                              4,942                                              4,942
  Putnam S&P 500 Index
   Fund                                                                              8,693                                     8,693
  Putnam Asset Allocation
   Growth Fund                                                                               1,844                             1,844
  Putnam Asset Allocation
   Balanced Fund                                                                                     4,052                     4,052
  Putnam Asset Allocation
   Conservative Fund                                                                                         885                 885
  Loans to participants                                                                                              6,332     6,332
  Short-term investments           162                                                                                           162
                               -------  ------  -------  -------  -------  ------   ------  ------  ------  ----    ------  --------

      Total Investments         38,742   1,789   17,486   26,209   31,255   4,942    8,693   1,844   4,052   885     6,332   142,229

  Dividends receivable             460                                                                                           460
  Receivable from
   investments sale                 35                                                                                            35
  Other assets                      17                                                                                            17
                               -------  ------  -------  -------  -------  ------   ------  ------  ------  ----    ------  --------

       Total Assets             39,254   1,789   17,486   26,209   31,255   4,942    8,693   1,844   4,052   885     6,332   142,741
                               -------  ------  -------  -------  -------  ------   ------  ------  ------  ----    ------  --------


LIABILITIES:
 Purchases pending
  settlement                       158                                                                                           158
                               -------  ------  -------  -------  -------  ------   ------  ------  ------  ----    ------  --------

NET ASSETS AVAILABLE
 FOR BENEFITS                  $39,096  $1,789  $17,486  $26,209  $31,255  $4,942   $8,693  $1,844  $4,052  $885    $6,332  $142,583
                               =======  ======  =======  =======  =======  ======   ======  ======  ======  ====    ======  ========


                                 The accompanying  notes are an integral part of this statement.


                                          KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                        December 31, 1997
                                                     (Thousands of dollars)


                                                                                                    Putnam  Putnam
                                                                  Putnam   Putnam           Putnam  Bal-    Conser-
                                Kerr-           Putnam            Growth   Interna- Putnam  Growth  anced   vative
                                McGee   Putnam  Stable   Putnam      &     tional    S&P    Port-   Port-   Port-
                                Stock   Income  Value    Vista    Income   Growth    500    folio   folio   folio   Loan
                                Fund     Fund    Fund     Fund     Fund     Fund     Fund   Fund    Fund    Fund    Account  Total
                               -------  ------  -------  -------  -------  -------- ------  ------  ------  ------- -------  ------

ASSETS:
 Investments, at fair value:
  Kerr-McGee Corporation
   Common Stock                $62,894  $       $        $        $        $        $       $       $       $       $       $ 62,894
  Putnam Income Fund                     1,928                                                                                 1,928
  Putnam Stable Value Fund                       26,758                                                                       26,758
  Putnam Vista Fund                                       29,698                                                              29,698
  Putnam Growth and
   Income Fund                                                     40,193                                                     40,193
  Putnam International
   Growth Fund                                                              5,262                                              5,262
  Putnam S&P 500 Index
   Fund                                                                              4,484                                     4,484
  Putnam Asset Allocation
   Growth Fund                                                                               1,697                             1,697
  Putnam Asset Allocation
   Balanced Fund                                                                                     5,122                     5,122
  Putnam Asset Allocation
   Conservative Fund                                                                                         420                 420
  Loans to participants                                                                                             10,654    10,654
  Short-term investments            17                                                                                            17
                               -------  ------  -------  -------  -------  ------   ------  ------  ------  ----    ------  --------

      Total Investments         62,911   1,928   26,758   29,698   40,193   5,262    4,484   1,697   5,122   420    10,654   189,127

  Dividends receivable             449                                                                                           449
  Receivable from
   investments sale                 30                                                                                            30
  Other assets                       6                                                                                             6
                               -------  ------  -------  -------  -------  ------   ------  ------  ------  ----    ------  --------

       Total Assets             63,396   1,928   26,758   29,698   40,193   5,262    4,484   1,697   5,122   420    10,654   189,612
                               -------  ------  -------  -------  -------  ------   ------  ------  ------  ----    ------  --------


LIABILITIES:
 Purchases pending
  settlement                        19                                                                                            19
                               -------  ------  -------  -------  -------  ------   ------  ------  ------  ----    ------  --------

NET ASSETS AVAILABLE
 FOR BENEFITS                  $63,377  $1,928  $26,758  $29,698  $40,193  $5,262   $4,484  $1,697  $5,122  $420    $10,654 $189,593
                               =======  ======  =======  =======  =======  ======   ======  ======  ======  ====    ======= ========


                                 The accompanying notes are an integral part of this statement.


                                          KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN

                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                               For the Year Ended December 31, 1998
                                                      (Thousands of dollars)



                         Nonparti-
                           pant-
                         Directed                                   Participant-Directed
                         -------- -------------------------------------------------------------------------------------------------

                                                                                                             Putnam
                                                                                                     Putnam  Con-
                                                                     Putnam  Putnam          Putnam  Bal-    serva-
                          Kerr-    Kerr-            Putnam           Growth  Interna-        Growth  anced   tive
                          McGee    McGee   Putnam   Stable   Putnam     &    tional  Putnam  Port-   Port-   Port-
                          Stock    Stock   Income   Value    Vista   Income  Growth  S&P 500 folio   folio   folio Loan
                          Fund     Fund     Fund    Fund     Fund      Fund  Fund     Fund   Fund    Fund    Fund  Account   Total
                         -------  -------  ------  -------  ------- -------  ------- ------  ------  ------  ----- ------- --------
Investment income (loss):
 Dividends               $   460  $ 1,363  $  142  $ 1,356  $ 1,922 $ 3,005  $  148  $    -  $   49  $  145  $ 40  $     - $  8,630
 Interest                      -      125      12       43       69      93      37      81      43      40     6        -      549
 Net appreciation
 (depreciation) of
   investments            (6,298) (18,642)    (69)      (2)   2,483   1,598     659   1,653     110     290     3        -  (18,215)
                         -------  -------  ------  -------  ------- -------  ------  ------  ------  ------  ----  ------- --------
  Total investment
   income (loss)          (5,838) (17,154)     85    1,397    4,474   4,696     844   1,734     202     475    49        -   (9,036)

 Employee contributions        -    2,599     305      784    1,968   2,532     965   2,208     922     898   208        -   13,389

 Distributions to
  terminating and
   withdrawing
    participants          (7,487)  (4,600)   (922)  (8,979)  (8,013)(11,088) (1,582) (2,764)   (904) (1,578) (483)  (2,963) (51,363)
 Loans to participants,
  net of repayments            -      (52)     17     (208)      70     212     231     579     216     257    37   (1,359)       -
 Transfers (to) from
  other funds                  -    8,251     376   (2,266)  (1,988) (5,290)   (778)  2,452    (289) (1,122)  654        -        -
                         -------  -------  ------  -------  ------- -------  ------  ------  ------  ------  ----  ------- --------

 Increase (decrease)
  in net assets          (13,325) (10,956)   (139)  (9,272)  (3,489) (8,938)   (320)  4,209     147  (1,070)  465   (4,322) (47,010)

 Net assets available
  for benefits:
   Beginning of year      23,224   40,153   1,928   26,758   29,698  40,193   5,262   4,484   1,697   5,122   420   10,654  189,593
                         -------  -------  ------  -------  ------- -------  ------  ------  ------  ------  ----  ------- --------

   End of year           $ 9,899  $29,197  $1,789  $17,486  $26,209 $31,255  $4,942  $8,693  $1,844  $4,052  $885  $ 6,332 $142,583
                         =======  =======  ======  =======  ======= =======  ======  ======  ======  ======  ====  ======= ========


                                 The accompanying  notes are an integral part of this statement.


                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


(1)      DESCRIPTION OF THE PLAN

         General -

         The Kerr-McGee Corporation Savings Investment Plan (the Plan) is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate. The Plan and the trust established thereunder (the Trust) were executed on September 26, 1975, and became fully effective on January 1, 1976.

         The Plan allows participants to defer taxable earnings through contributions to the Plan as provided for under Section 401(k) of the Internal Revenue Code (the Code), and to borrow from their accounts within the Plan.

         The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company. During 1998, the Company paid $46,000 of administrative and trust expenses

         The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

         Effective January 1, 1990, all employer matching contributions are made to the Employee Stock Ownership Plan (ESOP), which was established in September 1989. All matching contributions are invested in Kerr-McGee Corporation common stock. The ESOP is not part of the Plan; therefore, the employer contributions to the ESOP and the ESOP assets and earnings are not included in the Plan's accompanying financial statements. The maximum Company matching contribution is 6% of salary, and the maximum employee contribution is 15% of salary. Employees are allowed to participate in the Plan from their initial date of employment. Company contributions vest on the basis of 20% for each completed year of vesting service. Vesting service is completed years of Company service reduced in certain limited situations.

         Prior to January 1, 1990, employer matching contributions were made into the Plan and invested in Kerr-McGee Corporation common stock. The 1998 activity related to these contributions is shown as nonparticipant-directed in the Kerr-McGee Stock Fund in the accompanying Statement of Changes in Net Assets Available for Benefits.

         The participants' contributions to the Plan and earnings thereon are fully vested at all times. For both years ended December 31, 1998 and 1997, the participants' share of the Company contributions and earnings thereon were fully vested. Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. Allocations are based on the rate of return of participant earnings on elected investment options. With the exception of the Kerr-McGee Stock Fund, participants designate how their balances are invested in any one or more of several investment options.

         On termination of service due to death, disability, or retirement, a participant or participant's beneficiary may elect to receive an amount equal to the value of the participant's account. The normal form of such distribution is a single lump sum payment; however, certain eligible  members  may  elect  to  have an  annuity  purchased  from an insurance company in lieu of a lump sum payment. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

         The following is a description of the investment options available under the Plan at December 31, 1998 :

                  Kerr-McGee Stock Fund - common stock of the Company.

                  Income Fund - debt securities including both government and corporate obligations, preferred stocks and dividend paying common stock.

                  Stable Value Fund - primarily  investments in contracts issued
                  by   insurance   companies,   banks  and   similar   financial
                  institutions.

                  Vista Fund - shares of stock in companies believed to have the potential for above-average growth.

                  Growth and Income Fund - primarily stocks of mature companies that offer long-term growth while providing income.

                  International Fund - primarily stocks and bonds of companies and governments outside of the United States.

                  S&P 500 Fund - mirrors the performance and composition of Standard & Poor's 500 Composite Index through investments in common stocks.

                  Growth Portfolio - asset allocation for capital appreciation typically consisting of 80% domestic and international stocks and 20% bonds and money market investments.

                  Balanced   Portfolio  -  asset  allocation  for  total  return
                  typically consisting of 65% domestic and international stocks and 35% bonds and money market investments.

                  Conservative Portfolio - asset allocation for capital preservation typically consisting of 35% domestic and international stocks and 65% bonds and money market investments.

         The Kerr-McGee Stock Fund is the only fund consisting of both participant-directed contributions and nonparticipant-directed company matching contributions as follows:

                                       Participant-      Company       Total
         (Dollars in thousands)          Directed       Matching        Fund
                                       ------------    ----------    ----------

         1998
         ----
         Market Value                  $ 29,197        $  9,899      $   39,096
         Shares                         753,924         254,700       1,008,624

         1997
         ----
         Market Value                  $ 42,564        $ 20,330      $   62,894
         Shares                         672,273         321,110         993,383

         The Putnam Stable Value Fund investment option is a collective investment trust that invests in various investment contracts. This investment option is fully benefit-responsive and is, therefore, recorded at contract value in the accompanying Statements of Net Assets Available for Benefits. Contract value represents the principal balance of the fund, plus accrued interest at the stated contract rate, less payments received and contract charges by the fund manager. The crediting interest rate is based on the average rates of the underlying investment contracts. The average yield of this fund for the year ended December 31, 1998 was 5.8%. The crediting interest rate at December 31, 1998, the Putnam Stable Value Fund's fiscal year-end, was 6.1%. The fair value of the fund approximates contract value at December 31, 1998.

         SMART and CAPITAL Savings Programs -

         All participants participate in the Plan under the SMART and CAPITAL Savings Programs. Participants may direct their savings, up to a maximum of 15% of salary, to be invested in 1% increments among one or more of the funds provided for under the Plan. An unlimited number of transfers are allowed between funds.

         Contributions to the SMART Savings Program are from a participant's salary, before income taxes. The participant's income taxes on the pre-tax contributions are deferred until the contributions are distributed after termination, at the time of hardship withdrawal, or under minimum distribution rules at age 70 1/2. The annual SMART Savings Program contribution limitation is subject to annual adjustments for inflation and was $10,000 for 1998 in accordance with the Code. Participant contributions in excess of this amount are considered to be contributions to the CAPITAL Savings Program.

         Contributions to the CAPITAL Savings Program are from a participant's salary, after income taxes. If a participant has authorized less than 15% of their salary to be contributed to the SMART Savings Program, they may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. Participant contributions may be invested in the same proportions and the same funds as outlined above for the SMART Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

         Participants may borrow from the Plan against their contributions to the SMART and CAPITAL Savings Programs and against their vested interest in Company matching contributions, held in the SIP. By administrative rule established by the Committee, new loans to participants bear interest at a fixed rate equal to the national average interest rate for five-year certificates of deposit (as published in The Wall Street Journal), plus 1.5%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 6.7% for 1998. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan and any other plans of any employer may not exceed the lesser of (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or
         (b) one-half the current value of the participant's vested interest in their accounts. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a distribution and will be taxable to the participant as prescribed by the Code.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates as additional information becomes known.

         Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its investment contract which is valued at contract value (Note 1). Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

         Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid.

(3)      TAX STATUS

         The Plan is a qualified plan under provisions of Section 401(a) of the Code and is exempt from Federal income taxes under provisions of
         Section 501(a) of the Code. The Plan has been amended since receiving the latest determination letter, dated April 29, 1996. However, the Company is of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes the Plan is qualified and continues to be tax-exempt.

         Prior Company  contributions  and employee  contributions  to the SMART
         Savings Program are not taxed until the receipt of a distribution pursuant to the terms of the Plan. Taxes on any income earned thereon are also deferred until the receipt of a distribution.

(4)      LOANS TO PARTICIPANTS

         Loan activity during 1998 and 1997 is set forth below:

         (Thousands of dollars)                         1998            1997
                                                      ---------       --------

         Balance at beginning of year                 $  10,654        $10,090

              New loans                                   3,628          5,807

              Principal repayments                       (4,987)        (4,734)

              Loans included as distributions
                  to terminated participants             (2,963)          (509)
                                                      ---------       --------

         Balance at end of year                       $   6,332        $10,654
                                                      =========        =======

         Interest income applicable to these loans during 1998 was $549,000 which is reported as interest income in the funds to which the participants are currently contributing.

(5)      CONTRIBUTIONS

         Contributions to the Plan during 1998 totaled $13,389,000. This total amount represents contributions made by employees to the SMART and CAPITAL Savings Programs.

         The Company's matching contributions to the ESOP during 1998 totaled $8,535,000. Common stock of the Company held by the ESOP and allocated to participant's accounts totaled 1,182,879 shares with a market value of $45,245,000 at December 31, 1998.

(6)      SUBSEQUENT EVENTS

         In February 1999, the Company merged with Oryx Energy Company (Oryx). The total effect of the merger on the Plan and its net assets is not currently known. Oryx had a defined contribution plan, the Oryx Capital Accumulation Plan (Oryx CAP), which contained a 401(k) benefit. The 401(k) benefit of the Oryx CAP will be merged into the Plan on August 2, 1999.


         In May 1999, three new investment options were added to the plan. The Vanguard U.S. Growth Fund, Vanguard Windsor II Fund and Vanguard Balanced Index Fund. Additionally, all Company contributions to the ESOP beginning January 1999 are 100% vested in participants' accounts.



                                            KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
                                      LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                              (Employer Identification Number 73-0311467)
                                                           (Plan Number 007)
                                                           DECEMBER 31, 1998
                                                        (Thousands of dollars)


                    (b)                                        (c)                                                       (e)
           Identity of issue, borrower,       Description of investment including maturity date,            (d)         Current
   (a)*    lessor or similar party            rate of interest, collateral, par or maturity value          Cost          Value
   ----    ----------------------------    ---------------------------------------------------------     ---------      -------

     *     Kerr-McGee Corporation          Common Stock - 1,008,624 shares                                 $47,742      $38,580
     *     Putnam Investments              Putnam Income Fund - 258,566 shares                               1,816        1,789
     *     Putnam Investments              Putnam Stable Value Fund - 17,486,519 shares                     17,486       17,486
     *     Putnam Investments              Putnam Vista Fund - 2,005,295 shares                             23,335       26,209
     *     Putnam Investments              Putnam Growth & Income Fund - 1,525,384 shares                   30,667       31,255
     *     Putnam Investments              Putnam Asset Allocation Balanced Fund - 337,409 shares            3,892        4,052
     *     Putnam Investments              Putnam International Growth Fund - 256,990 shares                 4,527        4,942
     *     Putnam Investments              Putnam S&P 500 Index Fund - 300,491 shares                        7,268        8,693
     *     Putnam Investments              Putnam Asset Allocation Growth Fund - 135,284 shares              1,759        1,844
     *     Putnam Investments              Putnam Asset Allocation Conservative Fund - 85,227 shares           878          885
     *     Various Participants            Participant loans - interest rates from 5.9% to 8.0%,
                                             maturity dates from January 1999 to September 2004              6,332        6,332
     *     Putnam Investments              Collective Short-term Investment Fund                               162          162



 *Party-in-interest




                                            KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
                                            LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                              (Employer Identification Number 73-0311467)
                                                           (Plan Number 007)
                                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                                                        (Thousands of dollars)



                                                                                             (f)                 (h)
                                                                                           Expense             Current
                                                                                          incurred              value
                                                                (c)       (d)      (e)      with      (g)    of asset on      (i)
          (a)                             (b)                Purchase   Selling   Lease    trans-   Cost of  transaction   Net gain
Identity of party involved      Description of asset           price     price    rental   action    asset       date      or loss
--------------------------      --------------------         --------   --------  ------  --------  -------  -----------   --------

Kerr-McGee Corporation         Common Stock                   $22,481    $     -     -        -     $22,481     $22,481         -

Putnam Investments             Putnam Stable Value Fund        10,080          -     -        -      10,080      10,080         -

Putnam Investments             S&P 500 Fund                     9,482          -     -        -       9,482       9,482         -

Putnam Investments             Putnam Growth & Income Fund      8,836          -     -        -       8,836       8,836         -

Putnam Investments             Putnam Vista Fund                7,276          -     -        -       7,276       7,276         -

Kerr-McGee Corporation         Common Stock                         -     21,857     -        -      20,794      21,857     1,063

Putnam Investments             Putnam Vista Fund                    -     13,251     -        -      12,599      13,251       652

Putnam Investments             Putnam Growth & Income Fund          -     19,373     -        -      19,509      19,373      (136)

Putnam Investments             Putnam Stable Value Fund             -     19,349     -        -      19,349      19,349         -

Putnam Investments             S&P 500 Fund                         -      6,926     -        -       6,528       6,926       398





                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN





                           By          (JOHN C. LINEHAN)
                                        John C. Linehan
                              Chairman of the Kerr-McGee Corporation
                                       Benefits Committee




Date:  June 30, 1999